[ENDURANCE SPECIALTY HOLDINGS LETTERHEAD]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

By Hand and EDGAR

August 29, 2006

United States Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ibolya Ignat
Staff Accountant

Re:	Additional Comments to Endurance Specialty Holdings Ltd. Form 10-K for Fiscal Year Ended December 31, 2005 Filed on March 1, 2006 (File No. 001-31599) Provided Orally on August 15, 2006

Dear Ms. Ignat:

I am writing on behalf of Endurance Specialty Holdings Ltd., a holding company organized in Bermuda (the ‘‘Company’’), to respond to the additional comments of the staff of the United States Securities and Exchange Commission (the ‘‘Staff’’) conveyed orally by you to the Company on August 15, 2006 (the ‘‘Additional Comments ‘‘) in connection with the Company’s response on June 13, 2006 to the comment letter provided by the Staff to the Company on May 30, 2006 (the ‘‘Original Comment Letter’’).

Set forth below in this letter are the Company’s responses to the Additional Comments as provided by you. For the convenience of the Staff, we have restated in this letter each of the Additional Comments and numbered each of the responses to correspond with the numbers of the Additional Comments. Capitalized terms used and not defined herein have the meanings given in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the ‘‘2005 Form 10-K’’). All references to page numbers and captions correspond to the page numbers and captions in the 2005 Form 10-K.

Exhibit 13.1 Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

1.	Response to comment 1 on the bottom of page A-1. Refer to response to comment 1. Please revise your proposed disclosure to specifically discuss the adjustments recorded to the premium estimates for proportional contracts as a result of variances in time lag or other assumptions considered key for all periods presented. Your current proposed disclosure is very general and does not afford an understanding of the actual adjustments affected. In addition, please provide the information requested in the 3rd bullet point of our original comment 1. This will allow an investor to identify the maximum exposure to which you are exposed as a result of reasonably likely changes in the key assumptions — time lag — identified.

In response to the Additional Comments received, the Company proposes to revise the discussion of its premium estimation process under the Critical Accounting Policies section of its Management’s Discussion and Analysis of Results of Operations in the manner set forth on Exhibit A attached to this letter commencing with the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the ‘‘2006 Form 10-K’’). For ease of identification, the language provided to the Staff in our response to the Original Comment Letter has been included and changes to that language in response to the Additional Comments have been underlined.

Ms. Ibolya Ignat
Staff Accountant
Securities and Exchange Commission
August 29, 2006

Reserve for Losses and Loss Expenses, page 4

2.	Response to fourth bullet point of original comment 3. It appears that the two key assumptions that materially affect the loss and loss adjustment reserve estimates are the expected loss ratios developed and loss reporting patterns observed. Furthermore, you state that these have not been adjusted over the periods presented due to the Company’s short operating history. Please provide us with revised disclosure that you propose to include in future filings that incorporate this information.

Please assure that the key assumptions are identified for all lines of business or segments. For example, it would appear that for the reinsurance segments, the key assumptions used to develop the reserves is the reporting lag time and/or others discussed in the 3rd full paragraph of p. B-2. Please clarify in your proposed disclosure.

As of the quarter ended June 30, 2006, the Company determined that its own loss development history in relation to its property lines of business have reached a level of maturity to provide a credible basis on which to estimate its reserve for losses and loss expenses. As such, the Company’s actual reporting patterns were considered when determining the reserve for losses and loss expenses in the Property Per Risk Treaty Reinsurance, Property Catastrophe Reinsurance and Property Individual Risk segments. In the Company’s Form 10-Q for the three months ended June 30, 2006, the Company updated its disclosure, including its disclosure regarding its critical accounting policy for reserve for losses and loss expenses to explain the change in the basis for the Company’s determination of its reserve for losses and loss expenses.

In addition, in response to the Additional Comments, the Company proposes to further revise the discussion of its reserves in the manner set forth on Exhibit B to this letter commencing with the filing of its Form 10-Q for the three months ended September 30, 2006. For ease of identification, the proposed new language included in Exhibit B attached to this letter has been underlined as compared to Exhibit B of our previous responses to the Original Comment Letter.

3.	In the third full paragraph on p. B-2 of your response letter, you state that one aspect that complicates the process for estimating loss reserves is difference in the Company’s policy forms from more traditional forms. Please clarify what these differences are and how they impact the estimation of loss reserves.

In response to the Additional Comments, the Company proposes to revise the language provided to the Staff in response to the Original Comment Letter in the manner set forth on Exhibit B attached to this letter commencing with the filing of its Form 10-Q for the three months ended September 30, 2006.

4.	Refer to your response to the last bullet point of comment 3. Please provide us proposed disclosures to be included in future filings that state that the 10% variation used is reasonably likely. Please keep in mind that the sensitivity should make sense given the fact that assumptions have not changed from period to period. If a change of 10% is reasonably likely to occur, you should also explain why you have not revised your assumptions in any period presented to reflect this sensitivity. In addition, please assure that you disclose the key assumptions that drive the volatility presented. The key assumptions identified as key by line of business or segment should be the factors likely to drive the potential variability presented in the table on p. 31 of the MD&A.

In response to the Additional Comments, the Company proposes to add additional language regarding the sensitivity analysis in the manner set forth on Exhibit C attached to this letter commencing with the filing of its 2006 Form 10-K.

Ms. Ibolya Ignat
Staff Accountant
Securities and Exchange Commission
August 29, 2006

Results of Operations

5.	Refer to your response to comment 4. As it appears your presentation of the underwriting loss/income is not in the context of a reconciliation of a segment measure consolidated total to the consolidated financial statement total in compliance with FAS 131, it should be removed from this table. Although we object to the inclusion of this measure in this table, we encourage you to discuss it in narrative form in the results of operations section along with the clarification of the use of this non GAAP measure you provided in your letter to us. Please provide us your revised proposed presentation and disclosures.

In order to comply with Item 10 of Regulation S-K, commencing with the filing of the Company’s Form 10-Q for the three months ended September 30, 2006, the Company will remove underwriting loss/income from the tabular presentation. If determined by the Company to be appropriate for a more complete understanding of the Company’s results of operations, additional disclosure in narrative form regarding underwriting loss/income may from time to time be included in the Company’s Management Discussion and Analysis.

* * *

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the 2005 Form 10-K; and; (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (441) 278-0410, Michael J. McGuire, Chief Financial Officer, at (441) 278-0943 or John Del Col, General Counsel, at (441) 278-0440 should you require further information or have any questions.

Very truly yours,
/s/ Kenneth J. LeStrange
Kenneth J. LeStrange Chairman, President and Chief Executive Officer

cc:	Securities and Exchange Commission Jim B. Rosenberg, Senior Assistant Chief Accountant Joseph Roesler, Accounting Branch Chief

Exhibit A

Premiums.    The Company’s insurance premiums are earned over the terms of the applicable risk period specified in the insurance policy. The Company’s insurance policies are written on a losses occurring or claims made basis during the term of the policy, typically 12 months. Accordingly, the premium is earned evenly over the policy term. Generally the Company receives a fixed premium which is identified in the policy and is recorded on the inception date of the contract. This premium will only adjust if the underlying insured values adjust. Accordingly, we monitor the underlying insured values and record additional or return premiums in the period in which amounts are reasonably determinable. Insurance premiums written accounted for [ ] %, 26% and 24% of the Company’s gross premium written and acquired during the years ended December 31, 2006, 2005 and 2004 respectively.

The Company’s reinsurance premiums are earned over the terms of the applicable risk period established in the reinsurance contract. Reinsurance contracts written on a losses occurring basis cover losses which occur during the term of the reinsurance contract, typically 12 months. Accordingly, the Company earns the premium evenly over the reinsurance contract term. Loss occurring reinsurance contracts accounted for [ ]%, 32% and 33% of the Company’s gross premiums written and acquired during the years ended December 31, 2006, 2005 and 2004, respectively. Reinsurance contracts written on a policies attaching basis cover losses from the underlying insurance policies incepting during the terms of the contracts. Losses under a policies attaching reinsurance contract may occur after the end date of the reinsurance contract, so long as they are losses from policies which began during the contract period. The Company typically earns the premiums for policies attaching reinsurance contracts over a 24 month period rather than the traditional 12 month period for losses occurring reinsurance contracts to reflect the extension of the risk period past the term of the contract. Policies attaching reinsurance contracts accounted for [ ]%, 43% and 47% of the Company’s gross premiums written and acquired during the years ended December 31, 2006, 2005 and 2004, respectively.

In addition to determining the applicable risk period, the Company determines how to record its reinsurance premiums based on the type of reinsurance contracts underwritten. For excess of loss reinsurance contracts, the deposit premium, as defined in the contract, is generally considered to be the best estimate of the reinsurance contract’s written premium at inception. The Company earns reinstatement premiums upon the occurrence of a loss under the reinsurance contract. Reinstatement premiums are calculated in accordance with the contract terms based upon the ultimate loss estimate associated with each contract. Excess of loss reinsurance contracts accounted for [ ]%, 39% and 30% of the Company’s gross premiums written and acquired during the years ended December 31, 2006, 2005 and 2004, respectively. For proportional reinsurance contracts, the Company estimates premium, commissions and related expenses based on ceding company estimates. In addition to ceding company estimates, the Company also utilizes its judgment in establishing proportional reinsurance contract premium estimates after considering factors such as the ceding company’s historical premium versus projected premium, the ceding company’s history of providing accurate estimates, anticipated changes in the marketplace and the ceding company’s competitive position therein, reported premiums to date and correspondence and communication between the Company and its brokers, intermediaries and ceding companies. Proportional reinsurance contracts accounted for [ ]%, 35% and 46% of the Company’s gross premiums written and acquired during the years ended December 31, 2006, 2005 and 2004, respectively.

Premiums on the Company’s excess of loss and proportional reinsurance contracts are estimated by management at the time the business is underwritten. Accordingly, this is the amount the Company records as written premium in the period the underlying risks incept. As actual premiums are reported by the ceding companies, management evaluates the appropriateness of the original premium estimates and any adjustment to these estimates is recorded in the period in which it becomes known. The Company has not historically experienced material adjustments to its initial premium estimates for its excess of loss reinsurance contracts. For proportional contracts, as is customary in the reinsurance market, there is a time lag from the point when premium and related commission and expense activity is recorded by a ceding company to the point when such information is reported by the ceding company to the Company, either directly or through a reinsurance intermediary. This time lag can vary from one to several months or calendar quarters. In addition, uncertainty in premium estimates arises due to changes in renewal rates or rate of new business acceptances by the cedant insurance companies and changes in the rates being charged by cedants. Changes to original premium estimates could be material and such adjustments may directly and significantly impact earnings in the period they are determined because the subject premium may be fully or substantially earned.

The Company’s limited historical experience has shown that estimated premiums from proportional contracts have varied and have been adjusted by up to 4%, although larger variations, both positive and negative, are possible as a result of changes in one or more of the premium assumptions as noted above. A 4% variation in the Company’s net proportional premiums receivable, net as at December 31, 2006, after considering the related expected losses and acquisition expenses would result in an impact of approximately $[    ] on the Company’s net income.

The following summarizes the Company’s proportional premium estimates and related acquisition expenses included within Premiums receivable, net on the Company’s Consolidated Balance Sheet as at December 31, 2006:

	Property Per Risk Treaty Reinsurance		Property Catastrophe Reinsurance		Casualty Treaty Reinsurance		Aerospace and Other Specialty Lines		Total
(in thousands)
Proportional premiums receivable, gross	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Less: Acquisition expenses		[ ]		[ ]		[ ]		[ ]		[ ]
Proportional premiums receivable, net		[ ]		[ ]		[ ]		[ ]		[ ]

A portion of the Company’s assumed proportional reinsurance agreements contain occurrence limitations or loss sensitive provisions, such as adjustable or sliding scale commissions, that may impact the ultimate amounts paid to or received from ceding companies based on loss experience. In some loss scenarios, these features would result in the ceding company’s results not being proportional to the Company’s results from the proportional agreement, and such differences may be meaningful. The Company evaluates these contracts on an individual basis in accordance with the provisions of Statement of Financial Accounting Standards No. 113 — ‘‘Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts’’ (‘‘SFAS No. 113’’).

For the year ended December 31, 2006, the Company entered into a small number of reinsurance contracts that did not fall within the criteria for reinsurance accounting under SFAS No. 113. The Company has accounted for these contracts by the deposit method of accounting specified by AICPA Statement of Position 98-7 — ‘‘Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk.’’ Consequently, these contracts were accounted for as contracts which either transfer only significant timing risk or transfer only significant underwriting risk. The determination of the appropriate method of accounting for these contracts requires significant judgment and analysis, particularly with respect to assumptions about the variability and likelihood of potential future losses. Under the deposit method of accounting, revenues and expenses from reinsurance contracts are not recognized as written premium and incurred losses. Instead, the profits or losses from these contracts are recognized net as other underwriting income or investment income over the contract or expected claim payment periods. Income or loss associated with contracts determined to transfer only significant timing risk is recognized as a component of net investment income over the estimated claim settlement period. Income or loss associated with contracts determined to transfer only significant underwriting risk is recognized as other underwriting income or expense over the contract risk period.

Although management has determined that accounting for these contracts as deposits is the most appropriate treatment, the Company considers the risk of loss resulting from any one of these contracts to be more than remote, and such loss could be material. For the year ended December 31, 2006, the Company generated gross premiums of $[    ] million associated with such reinsurance agreements.

A-2

Exhibit B

Reserve for Losses and Loss Expenses.    The reserve for losses and loss expenses includes case reserves and reserves for unpaid reported losses and losses incurred but not reported (referred to as IBNR). Case reserves are generally based upon the amount of reserves recommended by the ceding company, but may be increased when it is determined by the Company that the size and severity of the loss differs from that reported by the ceding company. The reserve for unpaid reported losses and loss expenses is established by management based on reports from reinsurance intermediaries, ceding companies and insureds and consultations with independent legal counsel, and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Company. The reserve for IBNR losses and loss expenses is established by management based on reported losses and loss expenses and estimates of ultimate losses and loss expenses.

The reserve for losses and loss expenses are initially estimated by the Company using information either developed by the Company from internal or independent external sources, or by using pricing information created by the Company or provided to the Company by insureds and brokers at the time individual contracts and policies are bound. In addition, the Company incorporates commercially available models, contract by contract review by our experienced underwriters, and to a limited extent, overall market share assumptions for specific loss events, to estimate our losses and loss expense reserves. In the Company’s assumed reinsurance business within the Property Per Risk Treaty Reinsurance, Property Catastrophe Reinsurance, Casualty Treaty Reinsurance and Aerospace and Other Specialty Lines segments, the Company estimates the reserve for losses and loss expenses by relying upon available industry data, as well as its own historical data for property lines and the ceding company’s operations and loss history, including historical premium and loss data by class of business, individual claim information for larger claims, distributions of insurance limits provided, loss reporting and payment patterns and rate change history. The information gathered by the Company is used to develop individual point estimates of carried reserves for each business segment. These individual point estimates are then aggregated along with actual losses reported to reach the total reserve carried in the Company’s consolidated financial statements. All of the Company’s loss reserving is currently performed on a point estimate basis. The Company does not utilize range estimation in the loss reserving process.

Since inception, the Company has used reserving methods that are commonly applied when limited loss development experience exists. However, as the Company progresses and accumulates its own loss reserve history, it becomes more appropriate to incorporate the Company’s actual loss experience. As of the quarter ended June 30, 2006, the Company determined that its own loss development history in relation to its property lines of business has reached a level of maturity to provide a credible basis on which to estimate its reserve for losses and loss expenses. As such, the Company’s actual reporting patterns were considered when determining the reserve for losses and loss expenses in the Property Per Risk Treaty Reinsurance, Property Catastrophe Reinsurance and Property Individual Risk segments for the quarter ended September 30, 2006.

The Company continues to use a variety of methods in establishing the reserve for losses and loss expenses. One method is the expected loss ratio approach which is based on expected results independent of current reporting activity. This approach is typically used for immature loss periods (i.e., current accident year). A second methodology, known as the Bornheuter-Ferguson method, establishes an initial loss estimate (expected loss technique) for each underwriting quarter by segment and type of contract. The portion of the initial loss estimate that is the IBNR reserve is then reduced each subsequent quarter by an amount equal to the amount of losses expected to be reported for that business segment during that quarter. Over time, the IBNR reserve will be reduced to zero and be replaced with the actual losses reported to the Company. The Company uses these multiple methods, supplemented with its own actuarial and professional judgment, to establish its best estimate of reserves for losses and loss expenses.

The most significant assumptions used as of September 30, 2006 to estimate the reserve for losses and loss expenses across the Company’s six segments are as follows:

1.    the information developed from internal and independent external sources can be used to develop meaningful estimates of the likely future performance of business bound by the Company;

2.    the loss and exposure information provided by ceding companies, insureds and brokers in support of their submissions can be used to derive meaningful estimates of the likely future performance of business bound with respect to each contract and policy;

3.    historic loss development and trend experience is assumed to be indicative of future loss development and trends; and

4.    no significant emergence of losses or types of losses that are not represented in the information supplied to the Company by its brokers, ceding companies and insureds will occur.

The above four assumptions significantly influence the Company’s determination of expected loss ratios and related loss reporting patterns that are the key inputs which impact potential variability in the estimate of the reserve for losses and loss expenses and are applicable to all of the Company’s segments. Certain of the Company’s segments are by their nature subject to additional uncertainties, including the Company’s Property Per Risk Treaty Reinsurance, Property Catastrophe Reinsurance, Casualty Treaty Reinsurance, Casualty Individual Risk and Aerospace and Other Specialty Lines segments, which are discussed in detail below. While there can be no guarantee that any of the above assumptions will prove to be correct, management believes that these assumptions represent a realistic and appropriate basis for estimating the reserve for losses and loss expenses. Due to its relatively short operating history, the Company has not changed its key assumptions over the periods presented. In addition, the Company does not at this time include a provision for uncertainty, either explicit or implicit, in its reserve for losses and loss expenses.

In addition to the assumptions noted above, several other aspects of the Company’s Casualty Treaty Reinsurance and Casualty Individual Risk segments’ operations complicate the process of estimating loss reserves. These include the lack of long-term historical data for losses of the same type intended to be covered by the policies and contracts written by the Company and the expectation that a portion of losses in excess of the Company’s attachment levels in many of its contracts will be low in frequency and high in severity, limiting the usefulness of claims experience of other insurers and reinsurers for similar claims. In addition, the Company’s Casualty Individual Risk segment includes policy forms that vary from more traditional forms. The primary difference in the policy form used by the Company from more traditional forms relates to the coverage being provided on an occurrence reported basis instead of the typical occurrence or claims-made basis used in traditional forms. The occurrence reported product typically covers occurrences causing unexpected and unintended personal injury or property damage to third parties arising from events or conditions that commence at or subsequent to an inception date, and prior to the expiration of the policy provided that proper notice is given during the term of the policy or the discovery period.

For the Company’s assumed reinsurance business, including business within the Property Per Risk Treaty Reinsurance, Property Catastrophe Reinsurance, Casualty Treaty Reinsurance and Aerospace and Other Specialty Lines segments, the Company relies on claims and loss expense information provided to it by its ceding company counterparties to establish its case reserves. In order to verify the accuracy and completeness of such information, the Company’s underwriters, actuaries, accounting and claims personnel perform claims and underwriting reviews of the Company’s ceding companies. Any material findings are communicated to the ceding companies and utilized in the establishment or revision of the Company’s case reserves and related IBNR reserve. On occasion, the Company’s reviews reveal that the ceding company’s reported losses and loss expenses do not comport with the terms of the contract with the Company. In such events, the Company strives to resolve the outstanding differences in an amicable fashion. The large majority of such differences are resolved in this manner. In the infrequent instances where an amicable solution is not feasible, the Company’s position is to vigorously defend its position in litigation or arbitration. As of September 30, 2006 and December 31, 2005, the Company was not involved in any material claims litigation or arbitration proceedings.

In addition, the inherent uncertainties of estimating the Company’s reserves for its reinsurance business increases principally due to: (i) the lag in time between the time claims are reported to the ceding company and the time they are reported through one or more reinsurance broker intermediaries to a reinsurer, (ii) the differing reserving practices among ceding companies, (iii) the diversity of loss development patterns among different types of reinsurance treaties or contracts and (iv) a reinsurer’s reliance on the ceding companies for loss information. As at December 31, 2006, the Company’s estimated reserves for losses and loss expenses in its reinsurance business were $[    ].

Backlogs in the recording of the Company’s assumed reinsurance business can also impair the accuracy of its loss reserve estimates. As of December 31, 2006 and 2005, there were no significant backlogs related to the processing of assumed reinsurance information at the Company.

The time period over which all losses are expected to be reported to the Company varies significantly by line of business. This period can range from a few quarters for some lines, such as property catastrophe, to many years for some casualty lines. To the extent that actual reported losses for specific lines of business and segments exceed expected reported losses, the carried estimate of ultimate loss will be correspondingly increased, and to the extent that actual reported losses are less than expected reported losses, the carried estimate of ultimate losses will be reduced. Moreover, the Company assumes in its loss reserving process that, on average, such time periods between the recording of expected losses and the reporting of actual losses are predictable when measured in the aggregate and over time. For the Company’s reinsurance business, due to ceding company and reinsurance intermediary reporting patterns, the time period is generally longer than for its insurance business segments, resulting in a reliance by the Company for a longer period of time on its actuarial estimates of losses and loss reserves.

During the period between the recording of expected losses and the reporting of actual losses from insureds and ceding companies, additional facts and trends may be revealed to the Company. As these facts and trends become apparent, case reserves will be adjusted, sometimes requiring an increase in the overall reserves of the Company, and at other times requiring a reallocation of IBNR reserves to case reserves. These estimates are reviewed regularly, and such adjustments, if any, are reflected in earnings in the period in which they become known. The establishment of new reserves or the adjustment of previously recorded reserves could result in significant positive or negative changes to the Company’s financial condition for any particular period. While management believes that it has made a reasonable estimate of ultimate losses, the ultimate claims experience may not be as reliably predicted as may be the case with other insurance and reinsurance operations, and it is possible that losses and loss expenses will exceed the total reserves.

Reserves for losses and loss expenses are based in part upon the estimation of losses resulting from catastrophic events. Estimation of the losses and loss expenses resulting from catastrophic events based upon the Company’s historical claims experience is inherently difficult because of the Company’s short operating history and the possible severity of catastrophe claims. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

Under U.S. GAAP, the Company is not permitted to establish loss reserves until the occurrence of an actual loss event. Once such an event occurs, the Company establishes reserves based upon estimates of total losses incurred by the ceding companies or insureds as a result of the event, its estimate of the potential losses incurred, and its estimate of the portion of such loss the Company has insured or reinsured. As a result, only loss reserves applicable to losses incurred up to the reporting date may be recorded, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future events will be estimated and recognized at the time the loss is incurred and could be substantial. See ‘‘Reserve for Losses and Loss Expenses’’ below for further discussion.

Because of the above factors, ultimate losses and loss expenses may differ materially from the amounts recorded in the Company’s consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary.

Results for the year ended December 31, 2006 included $[    ] million of [favorable/unfavorable] development of reserves as established at December 31, 2005. This [favorable/unfavorable] prior period development [benefited/adversely affected] the Company’s loss ratio by approximately [    ] percentage points in 2006. This [favorable/unfavorable] development related primarily to[    ]. This change in reported losses versus expectations occurred primarily in the [    ] and [    ] business segments. See ‘‘Reserve for Losses and Loss Expenses’’ below for further discussion.

Exhibit C

Reserve for Losses and Loss Expenses

As of December 31, 2006 and 2005, the Company had accrued losses and loss adjustment expense reserves of $[ ] million and $2,603.6 million, respectively. These amounts represent the Company's actuarial best estimate of the ultimate liability for payment of losses and loss adjustment expenses related to loss events as of December 31, 2006 and 2005, respectively. During the years ended December 31, 2006, 2005 and 2004, the Company paid losses and loss adjustment expenses of $[ ] million, $580.0 million and $236.7 million, respectively.

As of December 31, 2006, the Company had been notified of a significant number of claims and potential claims under its insurance policies and reinsurance contracts. Of these notifications, management expects some of the claims to penetrate layers in which the Company provides coverage and case reserves have been established for these expected losses. The Company participates in lines of business where claims may not be reported for many years. Accordingly, management does not believe that reported claims alone are a valid means for estimating ultimate obligations. Ultimate losses and loss expenses may differ materially from the amounts recorded in the Company's consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in earnings in the period in which they are determined. The overall loss reserves were established by the Company's actuaries and reflect management's best estimate of ultimate losses. See ‘‘Critical Accounting Policies and Estimates — Reserve for Losses and Loss Expenses’’ for further discussion of the methods and assumptions employed by the Company to establish its loss reserves.

Due to the Company’s limited empirical data regarding changes to its reserve for losses and loss expenses as a result of its relatively short operating history, the Company believes, consistent with commonly accepted actuarial practice, it is reasonable and appropriate to utilize an assumed 10% variation in its reserve for loss and loss expenses for purposes of illustrating the effect on the Company of potential reserve volatility when there is limited empirical data. The annual variation of the Company’s reserves for loss and loss expenses has shown positive variability ranging from [    ]% to [    ]%. As noted in the Reserve for Losses and Loss Expenses Critical Accounting Policy, in the second quarter of 2006 the Company commenced incorporating its actual loss experience in determining the loss reporting patterns in relation to the property lines of business included in the Property Per Risk Treaty Reinsurance, Property Catastrophe Reinsurance and Property Individual Risk segments. The Company’s actual loss experience in the casualty and specialty lines of business included in the Casualty Treaty Reinsurance, Casualty Individual Risk and Aerospace and Other Specialty Lines continues to be based on available industry data, as detailed in the Critical Accounting Policies, due to the longer tail nature of these segments. As these lines of business mature, more of the Company’s actual experience will be utilized in developing loss reserve estimates.

The following table summarizes the net loss effect of a 10% change in the Company’s reserve for losses and loss adjustment expenses by segment:

	Property per Risk Treaty Reinsurance	Property Catastrophe Reinsurance		Casualty Treaty Reinsurance		Property Individual Risk		Casualty Individual Risk		Aerospace & Other Specialty Lines
(in thousands)
Reserve for losses and loss expenses at December 31, 2006	$[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Effect of a 10% change on net income or loss	$[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]